UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Biodesix, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

09075X108
(CUSIP Number)

Lawrence T. Kennedy, Jr.
1700 Madison Road, Suite 200
Cincinnati, OH 45206
(513) 729-9659
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 21, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 09075X108	SCHEDULE 13D	Page 2 of 8 pages
1	NAMES OF REPORTING PERSONS
Lawrence T. Kennedy, Jr. Revocable Trust UAD 6/19/01

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
10,304,824

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
10,304,824

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,304,824

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.1% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1.
This percentage is based on a total of 114,685,783 Shares (as defined herein) outstanding as of May 1, 2024, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC (as defined herein) on May 8, 2024, plus an aggregate 30,434,280 Shares issued upon conversion of Series A Preferred Stock (as defined herein) on May 23, 2024 following the approval of the Conversion Proposal (as defined herein).

CUSIP No: 09075X108	SCHEDULE 13D	Page 3 of 8 pages
1	NAMES OF REPORTING PERSONS
Lawrence T. Kennedy, Jr. Perpetuity Trust UAD 6/30/16

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
12,267,873

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
12,267,873

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,267,873

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.5% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1.
This percentage is based on a total of 114,685,783 Shares outstanding as of May 1, 2024, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on May 8, 2024, plus an aggregate 30,434,280 Shares issued upon conversion of Series A Preferred Stock on May 23, 2024 following the approval of the Conversion Proposal.

CUSIP No: 09075X108	SCHEDULE 13D	Page 4 of 8 pages
1	NAMES OF REPORTING PERSONS
KFDI-B LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,775,386

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,775,386

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,775,386

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.9% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1.
This percentage is based on a total of 114,685,783 Shares outstanding as of May 1, 2024, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on May 8, 2024, plus an aggregate 30,434,280 Shares issued upon conversion of Series A Preferred Stock on May 23, 2024 following the approval of the Conversion Proposal.

CUSIP No: 09075X108	SCHEDULE 13D	Page 5 of 8 pages
1	NAMES OF REPORTING PERSONS
Lawrence T. Kennedy, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
274,068 (1)

	8	SHARED VOTING POWER
25,348,083

	9	SOLE DISPOSITIVE POWER
274,068 (1)

	10	SHARED DISPOSITIVE POWER
25,348,083

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
25,622,151 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.6% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1.	This amount includes 274,068 Shares that the Reporting Person has the right to acquire within 60 days of the date of this filing.
2.
This percentage is based on a total of (i) 114,685,783 Shares outstanding as of May 1, 2024, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on May 8, 2024, (ii) an aggregate 30,434,280 Shares issued upon conversion of Series A Preferred Stock on May 23, 2024 following the approval of the Conversion Proposal, and (iii) 274,068 Shares that the Reporting Person has the right to acquire within 60 days of the date of this filing.

CUSIP No: 09075X108	SCHEDULE 13D	Page 6 of 8 pages
Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) is being filed by the undersigned, pursuant to §240.13d-2(a), to amend and supplement the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 13, 2023, as amended on August 7, 2023 and on April 9, 2024 (collectively, the “Schedule 13D”), with respect to the common stock, par value $0.001 per share (the “Shares”), of Biodesix, Inc. (the “Issuer” or the “Company”), whose principal executive offices are located at 919 West Dillon Rd., Louisville, Colorado 80027.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a-c,f) This Schedule 13D is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i.	Lawrence T. Kennedy, Jr. Revocable Trust UAD 6/19/01 (the “Revocable Trust”),
ii.	Lawrence T. Kennedy, Jr. Perpetuity Trust UAD 6/30/16 (the “Perpetuity Trust”),
iii.	KFDI-B, LLC (“KFDI-B”), and
iv.	Lawrence T. Kennedy, Jr. (“Mr. Kennedy”).

Mr. Kennedy is a United States citizen, and is a private investor and a member of the Issuer’s board of directors (the “Board”). The Revocable Trust is organized under the laws of the State of Ohio, and Mr. Kennedy serves as sole trustee to the Revocable Trust. The Perpetuity Trust is organized under the laws of the State of Delaware, and Mr. Kennedy serves as investment direction advisor to the Perpetuity Trust. KFDI-B is organized under the laws of the State of Delaware, and Mr. Kennedy serves as manager of KFDI-B.

The principal address of each of the Reporting Persons is 1700 Madison Road, Suite 200, Cincinnati, Ohio, 45206.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On May 21, 2024, the Conversion Proposal (as defined in Amendment No. 2) was approved by the Company’s stockholders at its 2024 annual meeting of stockholders. Following such approval of the Conversion Proposal, each share of Series A Preferred Stock automatically converted into 40 Shares on May 23, 2024, with 30,434,280 Shares being issued upon conversion of an aggregate 760,857 shares of Series A Preferred Stock then outstanding.

In connection with the foregoing, the 43,478 shares of Series A Preferred Stock and 65,218 shares of Series A Preferred Stock directly held by each of the Perpetuity Trust and KFDI-B automatically converted into 1,739,120 Shares and 2,608,720 Shares, respectively, on May 23, 2024.

Also on May 21, 2024, in connection with Mr. Kennedy’s service on the Issuer’s Board, Mr. Kennedy was awarded for no additional consideration:

(i)
46,686 RSUs, each one of which represents a contingent right to receive one Share, which will vest in full on March 31, 2025, generally subject to Mr. Kennedy’s continued service on the Issuer’s Board. The Shares underlying these RSUs will be issued to Mr. Kennedy following Mr. Kennedy’s separation from service to the Issuer. In the event Mr. Kennedy’s continued service on the Board terminates other than for cause, these RSUs will vest on a prorated basis based on the number of full months of service Mr. Kennedy completed during the applicable vesting period. Accordingly, within 60 days of the date of this filing, a total of 11,672 of these RSUs could vest on a prorated basis if Mr. Kennedy’s continued service were to terminate other than for cause; the remaining 35,014 RSUs that would not vest within 60 days of the date of this filing have been omitted from Mr. Kennedy’s beneficial ownership as reported herein.

CUSIP No: 09075X108	SCHEDULE 13D	Page 7 of 8 pages
(ii)
a stock option representing the right to acquire 37,050 Shares at an exercise price of $1.57, which will vest in full on March 31, 2025, generally subject to Mr. Kennedy’s continued service on the Issuer’s Board. In the event Mr. Kennedy’s continued service on the Board terminates other than for cause, these options will vest on a prorated basis based on the number of full months of service Mr. Kennedy completed during the applicable vesting period. Accordingly, within 60 days of the date of this filing, options representing the right to acquire 9,263 Shares could vest on a prorated basis if Mr. Kennedy’s continued service were to terminate other than for cause; the remaining options representing the right to acquire 27,787 Shares that would not vest within 60 days of the date of this filing have been omitted from Mr. Kennedy’s beneficial ownership as reported herein.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 3 of this Amendment No. 3 is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

Item 5(a) - (c) of the Schedule 13D is hereby amended and supplemented as follows:

(a, b) As of the date hereof, Mr. Kennedy may be deemed to beneficially own, in the aggregate, 25,622,151 Shares, which represents approximately 17.6% of the Shares outstanding.

Mr. Kennedy’s beneficial ownership consists of (i) 264,805 Shares that Mr. Kennedy has the right to acquire upon settlement of vested RSUs within 60 days of the date of this filing, (ii) 9,263 Shares that Mr. Kennedy has the right to acquire upon exercise of options exercisable within 60 days of the date of this filing, (iii) 10,304,824 Shares held directly by the Revocable Trust, which represents approximately 7.1% of the Shares outstanding, (iv) 12,267,873 Shares held directly by the Perpetuity Trust, which represents approximately 8.5% of the Shares outstanding, and (v) 2,775,386 Shares held directly by KFDI-B, which represents approximately 1.9% of the Shares outstanding.

The foregoing beneficial ownership percentages are based on a total of (i) 114,685,783 Shares outstanding as of May 1, 2024, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on May 8, 2024, (ii) an aggregate 30,434,280 Shares issued upon conversion of Series A Preferred Stock on May 23, 2024 following the approval of the Conversion Proposal, and, for purposes of calculating Mr. Kennedy’s beneficial ownership percentage, (iii) 274,068 Shares that Mr. Kennedy has the right to acquire within 60 days of the date of this filing.

As sole trustee of the Revocable Trust, investment direction advisor of the Perpetuity Trust, and manager of KFDI-B, Mr. Kennedy shares with each of the Revocable Trust, the Perpetuity Trust, and KFDI-B the power to vote or direct the vote, and the power to dispose or direct the disposition of, the Shares beneficially owned by each of the Revocable Trust, the Perpetuity Trust, and KFDI-B.

(c) The response to Item 3 of this Amendment No. 3 is incorporated by reference herein. Except as set forth in this Amendment No. 3, no transactions in the Shares have been effected by the Reporting Persons since the filing of Amendment No. 2.

CUSIP No: 09075X108	SCHEDULE 13D	Page 8 of 8 pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LAWRENCE T. KENNEDY, JR. REVOCABLE TRUST UAD 6/19/01

By: /s/ Lawrence T. Kennedy, Jr.
Name: Lawrence T. Kennedy, Jr.
Title: Trustee

LAWRENCE T. KENNEDY, JR. PERPETUITY TRUST UAD 6/30/16

By: /s/ Susan Callahan
Name: Susan Callahan
Title: Bryn Mawr Trust Company of Delaware, Trustee

KFDI-B LLC

By: /s/ Lawrence T. Kennedy, Jr.
Name: Lawrence T. Kennedy, Jr.
Title: Manager

Lawrence T. Kennedy, Jr.

/s/ Lawrence T. Kennedy, Jr.

May 23, 2024

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).